Megan Holdings Ltd.

B-01-07, Gateway Corporate Suites

Gateway Kiaramas

No.1, Jalan Desa Kiara

50480 Mont Kiara

Kuala Lumpur, Malaysia

February 5, 2025

Division of Corporation Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
Washington, DC 20549
Attn: Juan Grana

Re:	Megan Holdings Ltd.

Amendment No. 4 to Registration Statement on Form F-1

Filed January 27, 2025

File No. 333-281357

Dear Mr. Grana,

This letter is in response to your verbal comments on February 4, 2025, in which you provided comments to the Amendment No. 4 to the Registration Statement on Form F-1 (the “F-1/A4”) of Megan Holdings Ltd. (the “Company”) filed with the U.S. Securities and Exchange Commission on January 27, 2025. On the date hereof, the Company has submitted Amendment No. 5 to the Registration Statement on Form F-1 (“Form F-1/A5”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 4 to Registration Statement on Form F-1 filed January 27, 2025

1.	Please include the executive compensation for fiscal year ending 2024.

RESPONSE: We respectfully advise the staff that we have revised the disclosure to include the executive compensation for fiscal year ending 2024.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Darren Hoo Wei Sern
Darren Hoo Wei Sern
Chairman